SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9*
                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                AMENDMENT NO. 13

                           PROLER INTERNATIONAL CORP.
                            (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                   743396-10-3
                      (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                             CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                 4265 SAN FELIPE
                                    SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                  700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.

        This Amendment No. 13 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal, as such cash price, terms and conditions have been amended. The purpose of this Amendment No. 13 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the
Schedule 14D-9 are used in this Amendment No. 13 with the same meanings as provided in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended to add the following section (j) thereof:

        (j) On November 25, 1996, Schnitzer and the Company announced that they had received notice that the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 had been terminated. Schnitzer also announced that, provided that a majority of the Company's shares of Common Stock had been tendered at the scheduled expiration date of Schnitzer's offer at midnight, November 29, 1996, Schnitzer planned to accept the tendered shares for payment. A copy of the press release issued by Schnitzer and the Company announcing termination of the waiting period is attached hereto as Exhibit 28 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                           DOCUMENT
-----------                           --------
Exhibit 27     -     Press release issued by Proler International Corp. dated
                     November 19, 1996, with the text of the Company's letter to its stockholders attached thereto. (*)

Exhibit 28     -     Press release issued by Proler International Corp. and
                     Schnitzer Steel Industries, Inc. dated November 25,
                     1996, announcing the termination of the waiting period
                     under the Hart Scott Rodino Antitrust Improvements Act
                     of 1976.
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(*)     Previously filed as Exhibit 27 to Amendment No. 12 to the Company's
        Schedule 14D-9 and refiled herewith to include the designation "Exhibit 27" on the face thereof.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PROLER INTERNATIONAL CORP.

                                           By: BRUCE W. WILKINSON

                                           /s/ BRUCE W. WILKINSON
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  November 24, 1996